METALLA REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2025

AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
November 13, 2025

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and nine months ended September 30, 2025. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2025, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, CEO of Metalla, commented, "The third quarter of 2025 marked a step-change and record quarter for Metalla. We delivered a quarterly record on revenue, cash flow, and Adjusted EBITDA, plus our first quarter of positive net income.  Further, following quarter-end, we announced an increase in our NSR to 1.50% on Côté-Gosselin, one of the most significant gold assets in North America. Our pipeline continues to advance with tangible catalysts: rehabilitation underway at La Parrilla, staged expansion plans at La Guitarra, Mitsubishi's strategic investment alongside Hudbay at Copper World, and Castle Mountain's Phase 2 advancing under the FAST-41 framework. We believe these developments position Metalla for sustained long-term growth and compounding cash flow as our assets move through development and into production."

COMPANY HIGHLIGHTS

Key Company highlights for the three months ended September 30, 2025, and subsequent period include:

  For the three months ended September 30, 2025, the Company had a record operating and financial quarter. In particular revenue of $4.0 million, cash flow from operations before working capital adjustments of $2.6 million(1), and Adjusted EBITDA of $2.9 million (see Non-IFRS Financial Measures), all represent quarterly records. The Company also had net income of $0.6 million, representing the first quarter in its history of positive net income;

  (1) Calculated by taking net cash provided by (used in) operating activities on the statement of cash flows and adding back the changes in non-cash working capital items.

  On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in a Net Smelter Returns ("NSR") royalty on a portion of the Côté gold mine and all of the Gosselin project, owned by IAMGOLD Corporation ("IAMGOLD") and Sumitomo Metals Mining Co., Ltd., for C$3.4 million, bringing Metalla's total ownership on the Côté-Gosselin NSR royalty to 1.50%;
  On October 21, 2025, Silver Storm Mining Ltd. ("Silver Storm") reported that rehabilitation activities had restarted at the previously operating La Parrilla mine complex, with engineers engaged and mobilized, long-lead items ordered for the sulphide circuit expansion to 1,250 tpd, and SRK Consulting retained to review the restart plan, targeting a potential restart of operations as early as the second quarter of 2026;
  On September 8, 2025, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") outlined a two-stage expansion at La Guitarra, increasing nameplate processing capacity from 500 tpd to approximately 750-800 tpd by Q2 2026. Sierra Madre then intends to increase capacity to approximately 1,200-1,500 tpd by Q3 2027 through the construction of a new dry-stack tailing facility and a secondary crushing circuit;
  On August 13, 2025, Hudbay Minerals Inc. ("Hudbay") announced a $600 million strategic investment from Mitsubishi Corporation ("Mitsubishi") for a 30% joint venture interest in Copper World. The contribution from Mitsubishi will consist of $420 million upon closing and a $180 million matching contribution payable no later than 18 months following the closing.  Mitsubishi will contribute 30% of the ongoing costs beginning August 31, 2025, and will participate in the funding of the definitive feasibility study as well as the final project design, project financing, and project construction for Copper World; and
  On August 11, 2025, Equinox Gold Corp. ("Equinox") announced  that its Castle Mountain Mine Phase 2 Project ("Castle Mountain") has been accepted into the FAST-41 program ("FAST-41"). FAST-41 is a U.S. federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Acceptance into the program is expected to enhance regulatory certainty through a defined permitting schedule that may reflect reduced permitting timelines. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process should be completed in December 2026.

Key operating and financial metrics for the Company include:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Revenue from royalty interests(1)	$4,000	$1,622	$8,416	$3,752
Net income (loss)	$629	$(1,169)	$(1,838)	$(4,392)
Adjusted EBITDA(2)	$2,902	$930	$5,253	$1,173
Total attributable GEOs(2)	1,155	648	2,623	1,673
Average realized price per attributable GEO(2)	$3,451	$2,481	$3,257	$2,292
Average cash cost per attributable GEO(2)	$8	$9	$9	$11
Operating cash margin per attributable GEO(2)	$3,443	$2,472	$3,248	$2,281

(1)  Includes fixed royalty payments.

(2) For the methodology used to calculate these measures including Gold Equivalent Ounces ("GEOs") see Non-IFRS Financial Measures.

ASSET UPDATES

Below are updates for the three months ended September 30, 2025, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On October 14, 2025, G Mining Ventures Corp. ("G Mining") reported third quarter gold production of 46.4 koz and gold sales of 49.1 koz representing a 9% and 23% increase over the second quarter, respectively. During the third quarter the plant achieved average throughput of 11,890 tpd, up from 11,107 tpd in the second quarter with gold recovery improving to 92.3%, compared to 90.3% in the second quarter.

Metalla accrued 361 GEOs from Tocantinzinho for the third quarter of 2025.

Metalla holds a 0.75% Gross Value Return ("GVR") royalty on Tocantinzinho.

Wharf

On October 29, 2025, Coeur Mining, Inc. ("Coeur") reported third quarter gold production of 28 koz. Gold production in the third quarter increased 16% quarter-over-quarter driven by higher gold grades. Coeur increased its 2025 full year guidance at Wharf to 93 - 103 koz gold (previously 90 - 100 koz gold) to reflect strong year-to-date performance and higher expected grades in the fourth quarter. Exploration expenditures for the third quarter were $3 million with expansion and infill drilling programs at Juno completed during the quarter.

Metalla accrued 273 GEOs from Wharf for the third quarter of 2025.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On November 4, 2025, Aura Minerals Inc. ("Aura") reported third quarter production from Aranzazu of 21,534 GEOs (as defined by Aura), marking a 3% decrease over the second quarter of 2025, resulting mainly from metal prices since higher gold prices negatively impact the conversion to GEO (as defined by Aura). At constant prices, Aranzazu production was in line with Q2 2025 and 4% higher than Q3 2024.

Metalla accrued 183 GEOs from Aranzazu for the third quarter of 2025.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On November 6, 2025, Polymetals Resources Ltd. ("Polymetals") reported that a staged resumption of operations had commenced, with mining, processing, and maintenance employees returning to day shift and set to transition to continuous shifts in the coming weeks. The area where the incident occurred remains under a statutory non-entry order, there are no other restrictions to the recommencement of operations.

On October 31, 2025, Polymetals provided an update in relation to a fatal incident that occurred at Endeavor on October 28, 2025, that resulted in all mining and surface operations being suspended pending completion of an investigation into its cause. Polymetals announced plans to take a staged approach to recommencing operations at Endeavor with exploration drilling and concentrate transport expected to commence next week with the progressive resumption of mining and processing activities.

On October 23, 2025, Polymetals reported the discovery of a new zone of massive sulphides south of the Endeavor Mine in the Carpark prospect. Polymetals stated that visual evidence from the drill holes completed support the likely presence of a significant mineralized structure in the area.

Metalla accrued 233 GEOs from Endeavor for the third quarter of 2025.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On October 23, 2025, Sierra Madre announced a $3.5 million exploration program focused on the East district of the La Guitarra mine complex. The program will begin with drill-target definition through mapping and surveying, including work around the historic El Rincon mine, followed by a 20,000-25,000-meter drill campaign.

On September 8, 2025, Sierra Madre outlined a two-stage expansion plan at La Guitarra. The planned expansions would increase the site's nameplate processing capacity from 500 tonnes per day to approximately 750-800 tpd by Q2 2026. Sierra Madre then intends to further increase capacity to roughly 1,200-1,500 tpd by Q3 2027 through the construction of a new dry-stack tailings facility and the installation of a second crushing circuit.

Metalla accrued 33 GEOs from La Guitarra for the third quarter of 2025.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On October 8, 2025, First Majestic Silver Corp. ("First Majestic") reported production of 30 oz of gold from La Encantada in the third quarter of 2025. Production for the quarter was impacted by lower grades, as mine development fell behind schedule owing to poor ground conditions. First Majestic announced mining contractors were engaged at La Encantada to accelerate development, bringing ore flow and development rates to budget levels by quarter-end. During the quarter, one underground rig and one surface rig completed 1,755 meters of drilling on the property, where First Majestic is testing a new exploration target, La Esquina.

Metalla accrued 30 GEOs from La Encantada for the third quarter of 2025.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Côté-Gosselin

On October 31, 2025, Metalla completed the acquisition of the remaining 0.15% interest in the Côté-Gosselin NSR royalty for total consideration of C$3.4 million in cash from an arm's length seller. The acquisition increased Metalla's total royalty percentage to 1.5%.

On November 4, 2025, IAMGOLD reported in their third quarter MD&A that approximately 18,500 meters of drilling were completed at the Gosselin deposit during the quarter. The program was focused on increasing confidence in the existing resource and converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD had plans to drill a total of 45,000 meters at Gosselin in 2025, however, this program has been upsized with a total of 50,150 meters of drilling completed at the end of the third quarter. In addition, 12,800 meters of the 20,000-meter infill drill program have been completed in the third quarter (19,300 meters year-to-date) to improve resource confidence in the northeastern extension of the Côté deposit. According to IAMGOLD, the results of the Gosselin exploration program are expected to be included in an updated Mineral Reserve and Resource estimate in the second quarter next year and will inform the planned updated technical report which IAMGOLD announced will consider a larger scale Côté gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones over life of mine. The updated technical report is expected to be completed by the end of 2026.

IAMGOLD also reported gold production at Côté gold mine in the third quarter was 106 koz, as the mine continues to ramp up following the start of production in 2024. Production at Côté Gold in 2025 is expected to be in the 360 - 400 koz range.

Figure 1: Long section of Côté and Gosselin conceptual super pit (Source: IAMGOLD Q3 2025 Presentation)

Metalla holds a 1.5% NSR royalty covering less than 10% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit, as well as 100% of the Gosselin Mineral Resource estimate.

Gurupi

On September 9, 2025, G Mining reported that trenching at Gurupi extended the known mineralization by 2 kilometers north of the Chega Tudo deposit, returning intercepts of 9 meters at 3.52 g/t gold and 3 meters at 3.63 g/t gold. An expanded 2025 exploration budget of $6-$8 million was approved, primarily to test the continuity at depth of the Grandiocal target with 10,000 meters of RC drilling planned. An additional 8,500 meters of diamond drilling is planned, focused on the Cipoeiro extension.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

La Parrilla

On October 21, 2025, Silver Storm reported that rehabilitation activities had commenced at La Parrilla, with engineers engaged and mobilized, long-lead items ordered for the sulphide circuit expansion to 1,250 tpd, and SRK Consulting retained to review the restart plan.

On October 10, 2025, Silver Storm announced a $7 million offtake financing agreement with subsidiaries of Samsung Construction & Trading Corporation to support the restart of operations at the past-producing La Parrilla mine complex.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Taca Taca

On October 28, 2025, First Quantum Minerals Ltd. ("First Quantum") reported in their third quarter MD&A that the Environmental and Social Impact Assessment ("ESIA") continues to be reviewed by the Secretariat of Mining of Salta Province and that First Quantum expects to receive approval in Q1 2026. First Quantum also stated that it is preparing an updated NI 43-101 Technical Report for Taca Taca, and plans to submit an application for the RIGI regime, a new incentive regime for large investments created by the Argentine government, in the first half of 2026.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Joaquin

On October 30, 2025, Unico Silver Ltd. ("Unico") reported that an updated JORC Mineral Resource estimate for Joaquin is on track for release in November 2025, and that the 30,000-meter Phase 2 drill program is underway.

Metalla holds a 2.0% NSR royalty on Joaquin.

San Luis

On September 16, 2025, Highlander Silver Corporation ("Highlander") reported results of step out drilling to the southeast of prior drilling at the Bonita open pit target with high grade intercepts of 7.43 g/t gold and 16.45 g/t silver over 24.8 meters and 3.42 g/t gold and 16.93 g/t silver over 40.4 meters.

On October 6, 2025, Highlander reported drill results from the Bonita drill program with the discovery of a new zone called Kusy. The highlight intercept from Kusy returned 15.56 g/t gold and 74.49 g/t silver over 23.6 meters.

Metalla holds a 1.0% NSR royalty on San Luis.

Fosterville

On October 29, 2025, Agnico Eagle Mines Ltd. ("Agnico") reported that Fosterville produced 35 koz of gold in the third quarter of 2025, in line with Agnico's expectations.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package which are not currently in production.

Garrison

On October 22, 2025, STLLR Gold Inc. announced the commencement of environmental baseline studies at the Tower Gold project, intended to build on existing data and provide a foundation for the federal Impact Assessment process.

Metalla holds a 2.0% NSR royalty on the Garrison deposit within the Tower Gold project.

Castle Mountain

On November 5, 2025, Equinox reported that it continues to advance optimization work on the Castle Mountain expansion. In June 2025, Castle Mountain was accepted into the United States Federal Permitting Improvement Steering Council’s FAST-41 program. FAST-41 is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Acceptance into the program is expected to enhance regulatory certainty through a defined permitting schedule that may reflect reduced permitting timelines. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process should be completed in December 2026. Equinox further stated that with FAST-41 permitting status in place, that it has initiated study updates and project optimization to align with the permitting timeline and position the project for a timely construction decision. Based on a 2021 Feasibility Study, the project is expected to produce 200 koz gold annually over a 14 year mine life, totaling 3.2 million ounces.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Copper World

On August 13, 2025, Hudbay announced a $600 million strategic investment from Mitsubishi for a 30% joint venture interest in Copper World. The contribution from Mitsubishi will consist of $420 million upon closing and a $180 million matching contribution payable no later than 18 months following the closing.  Mitsubishi will contribute 30% of the ongoing costs beginning August 31, 2025, and will participate in the funding of the definitive feasibility study as well as the final project design, project financing, and project construction for Copper World. The joint venture is expected to close in late 2025 or early 2026. Hudbay stated that this transaction secures a premier long-term strategic partner and validates the longer term value of Copper World as a world-class copper asset.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Big Springs

On July 24, 2025, Capricorn Metals Limited announced the acquisition of Warriedar Resources Limited, the operator of Big Springs and Golden Domes.

Metalla holds a 1.0% NSR royalty on Big Springs and a 2.0% NSR royalty on Golden Domes, which is classified as an exploration stage asset by Metalla.

Fifteen Mile Stream

On July 24, 2025, St Barbara Limited ("St Barbara") reported that the prefeasibility study for the 15-Mile processing hub remains on track for completion in March 2026. The study is evaluating the integration of Cochrane Hill into the previously proposed 15-Mile and Beaver Dam combination, under an increased throughput scenario. St Barbara also highlighted continued improvements in the resource development and permitting environment in Nova Scotia, where gold was added to the list of Provincial Strategic Minerals.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Dumont

On September 22, 2025, Dumont Nickel reported that the site had hosted Québec Premier François Legault, who was accompanied by Jean-François Simard, the new Minister of Natural Resources and Forestry, and Suzanne Blais, Member of the National Assembly for the Abitibi-Ouest riding. During the visit, the Premier reaffirmed his support for advancing the technical, financial, and regulatory steps toward a final investment decision at Dumont. Discussions with provincial and federal partners to secure financial support for the project are ongoing.

On June 4, 2025, Mining.com reported that the European Union had selected 13 new strategic raw material projects outside its borders as part of its efforts to secure critical mineral supplies, with the Dumont project among those selected. The 13 projects are expected to mobilize a combined $6.3 billion in capital investments from the European Commission.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Tower Mountain

On September 8, 2025, Thunder Gold Corp ("Thunder Gold") announced the results of Phase 2 drilling at the Tower Mountain property. At the 3737-Target, drilling expanded the mineralized footprint with four holes returning broad consistent intervals with highlight intercepts of 1.25 g/t gold over 103.5 meters and 0.58 g/t gold over 187.5 meters. The P-Target was successfully extended more than 100 meters down-plunge with an intercept of 0.83 g/t gold over 56.5 meters. The A-target, drilling extended mineralization by 100 meters in both directions with a highlight intercept of 0.78 g/t gold over 33 meters and 327 g/t gold over 1 meter.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Edwards Mine

On June 24, 2025, Alamos Gold Inc. ("Alamos") reported that regional drilling at the past-producing Edwards Mine intersected high-grade gold mineralization beyond the extent of previous mining, including a highlight intercept of 55.95 g/t gold over 2.12 meters. Edwards is located within seven kilometers of the Magino mill and is one of three targets being evaluated as potential sources of higher-grade mill feed as part of a broader expansion strategy. Alamos plans to complete 10,000 meters of surface drilling in 2025 as part of a regional exploration program at the Island Gold district, focused on following up high-grade mineralization intersected at the Cline-Edwards deposits.

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a qualified person ("QP") as defined in NI 43-101.

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three and nine months ended September 30, 2025, were:

	Three months	Nine months
	ended	ended
Attributable GEOs during the period from:	September 30, 2025	September 30, 2025
Tocantinzinho	361	936
Wharf	273	678
Aranzazu	183	522
Endeavor	233	233
La Guitarra	33	92
La Encantada	30	73
NLGM	25	72
Other	17	17
Total attributable GEOs	1,155	2,623

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the three and nine months ended September 30, 2025, was:

	Three months	Nine months
	ended	ended
	September 30, 2025	September 30, 2025
Cost of sales for NLGM	$9	$23
Total cash cost of sales	9	23
Total attributable GEOs	1,155	2,623
Average cash cost per attributable GEO	$8	$9

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for three and nine months ended September 30, 2025, was:

	Three months	Nine months
	ended	ended
	September 30, 2025	September 30, 2025
Royalty revenue (excluding fixed royalty payments)	$3,898	$8,311
Revenue from NLGM	88	231
Sales from stream and royalty interests	3,986	8,542
Total attributable GEOs sold	1,155	2,623
Average realized price per attributable GEO	$3,451	$3,257

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the three and nine months ended September 30, 2025, was:

	Three months	Nine months
	ended	ended
	September 30, 2025	September 30, 2025
Net income (loss)	$629	$(1,838)
Adjusted for:
Interest expense	359	1,261
Finance charges	38	199
Income tax provision	374	532
Loss on extinguishment of convertible loan facility	-	738
Depletion	656	1,711
Foreign exchange loss	78	491
Share-based payments	768	2,159
Adjusted EBITDA	$2,902	$5,253

(f) Adjusted working capital

Adjusted working capital is a non-IFRS measure calculated by taking the Company's current assets less its current liabilities, excluding any items that are not expected to be settled in cash for the next twelve months. In prior periods the Company presented a working capital adjustment for the convertible loan facility, as the classification of the convertible loan facility as a current liability was driven by changes in classification requirements under IFRS and not because the Company expected that liability to be settled in cash within the next twelve months. With the retirement of the convertible loan facility during the second quarter of 2025, no such adjustment is required. The Company believes that the exclusion, in prior periods, of the convertible loan facility from adjusted working capital gave a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company's adjusted working capital as at September 30, 2025, was:

As at
September 30, 2025
Total current assets	$15,127
Less:
Total current liabilities	(3,004)
Working capital	12,123
Adjusted for:
Convertible loan facility	-
Adjusted working capital	$12,123

Refer to the Company's MD&A for the three and nine months ended September 30, 2025, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams, and other projects, which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the paragraphs below. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their QPs to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management’s statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof; the future availability of funds, including drawdowns pursuant to the RCF; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the expected 2025 production guidance at Wharf; the planned staged resumption approach to recommencing operations at Endeavor; the completion of an investigation into the incident at Endeavor; the likely presence of a significant mineralized structure south of the Endeavor mine in the Carpark prospect; the two-stage exploration program at La Guitarra, the budget and planned mapping, surveying activities and drill campaign thereof; the potential increase nameplate processing capacity at La Guitarra and the timing thereof; the construction of a new dry-stack tailing facility and a secondary crushing circuit; the inclusion of the Gosselin deposit into an updated mineral reserve and resource estimate and the timing thereof; the completion of an updated NI 43-101 Technical Report for Côté gold mine and the timing thereof; the expected ramp up and expected 2025 production at the Côté gold mine; the expected 2025 production guidance at Côté gold mine; the expanded budget allocated to Gurupi; the planned drilling at Gurupi; the expansion of the sulphide circuit at La Parrilla; the review of the restart plan for La Parrilla by SRK Consulting; the restart of operations at La Parrilla and the timing thereof; the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province, and the expected timing for approval thereof; the completion of an updated NI 43-101 Technical Report for Taca Taca; the submission of an application for the RIGI regime for Taca Taca and the timing thereof;  the release of an updated JORC Mineral Resource estimate for Joaquin and the timing thereof; the expected benefits for Castle Mountain’s inclusion into the FAST-41 program; the completion of Castle Mountain permitting, and the expected timing thereof; the completion of the study updates and project optimization for a timely construction decision at Castle Mountain; the expected production based on the 2021 Feasibility Study at Castle Mountain; the completion of the joint venture in Copper World between Hudbay and Mitsubishi and the timing thereof; the expected investments and contributions by Mitsubishi into Copper World and the timing thereof; the completion of the prefeasibility study for the15-Mile processing hub and the timing thereof; the discussions with provincial and federal partners to secure financial support for the Dumont project; the mobilization of capital investments from the European Commission into certain strategic projects, including Dumont; the evaluation of Edwards Mine in Alamos’ broader expansion strategy; the planned drilling program at Edwards Mine in 2025 and the focus thereof; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to NSRs, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's credit facilities and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the RCF; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.